UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                   Commission File Number:   0-13818
                                                          ----------------------


                                  POPULAR, INC.
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             (Exact name of registrant as specified in its charter)

209 Munoz Rivera Avenue,  Hato Rey, Puerto Rico 00918; (787) 765-9800
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               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

 Series  A  Participating Cumulative Preferred Stock Purchase Rights
           (pursuant to Rights Agreement dated as of August 11, 1988)
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            (Title of each class of securities covered by this Form)

       Common Stock ($6.00 par value), 8.35% Non-Cumulative Monthly Income Preferred Stock 1994 Series A (Liquidation Preference $25.00 Per Share),
   Series A Participating Cumulative Preferred Stock Purchase Rights (pursuant to Stockholder Protection Rights Agreement dated as of August 13, 1998)
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         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      |X|           Rule 12h-3(b)(1)(i)      |X|
Rule 12g-4(a)(1)(ii)     |_|           Rule 12h-3(b)(1)(ii)     |_|
Rule 12g-4(a)(2)(i)      |_|           Rule 12h-3(b)(2)(i)      |_|
Rule 12g-4(a)(2)(ii)     |_|           Rule 12h-3(b)(2)(ii)     |_|
                                       Rule 15d-6               |_|

     Approximate  number of holders of record as of the  certification or notice
date:           None
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     Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,
Popular, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 18, 1998         By: /s/ Amilcar Jordan
                                    --------------------------------------------
                                    Name:  Amilcar Jordan
                                    Title: Senior Vice President & Comptroller